EXHIBIT 99.1

Caledonia Mining Corporation Plc: Update on the operation of the new Solar Plant and electricity supply to Blanket Mine

ST HELIER, Jersey, Feb. 10, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce that its 12MWac solar project, which was connected to the Blanket electrical grid in November 2022, is operating better than expected and is generating slightly more power than was anticipated; it currently provides approximately 27 per cent of Blanket's average daily electricity demand.

In recent months there has also been a substantial improvement in the supply of power from the Zimbabwe grid which has substantially reduced the amount of diesel consumed and has reduced the frequency of interruptions to production.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“The completion of the solar project coincides with an improvement in the supply of power from the Zimbabwe grid which has substantially reduced the amount of diesel consumed.  As an initial early-stage indicator, in January 2023, Blanket consumed 18,000 litres of diesel, which compares to approximately 120,000 litres per month for the whole of 2022. Whilst we can’t be certain that this quantum of improvement will be fully maintained as the year progresses, we are confident that we will continue to see an ongoing meaningful reduction to our diesel usage month on month, fully justifying our investment in solar power and delivering on our ESG strategy.”

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39